ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM	Adam M. Schlichtmann 617-951-7114 617-235-7346 fax adam.schlichtmann@ropesgray.com

December 16, 2021

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E. Washington, D.C. 20549

Re: State Street Institutional Investment Trust (the “Trust”) (SEC File No. 333-30810 and 811-09819) Amendment Number 285 (the “Amendment”) to the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on October 8, 2021, Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”)

Dear Mr. Esperon

This letter provides the Trust’s responses to comments on the Amendment relating to the registration of the State Street Diversified Income Fund (the “Fund”), a new series of the Trust, under the Investment Company Act of 1940, as amended (the “1940 Act”) and the registration for offering of certain shares of the Fund under the 1933 Act that Mr. Jeremy Esperon of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by telephone to Adam Schlichtmann on November 19, 2021. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

General

1.

Comment: Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in this Registration Statement. We remind you that the Fund and management are responsible for the adequacy and accuracy of all disclosure notwithstanding any review, action, or absence of action by the Staff.

Response: The Fund acknowledges this comment.

2.	Comment: Please file the response at least 5 business days in advance of the effective date.

Response: The Fund acknowledges this comment.

3.	Comment: Please confirm that tickers will be added on EDGAR when available.

Response: The Fund confirms that tickers will be added on EDGAR when available.

Prospectus

4.

Comment: Please bold the language that reads “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries which are not reflected in the tables and examples below” in the section titled “Fees and Expenses of the Fund.”

Response: In response to this comment, the Fund will bold the above referenced language.

5.	Comment: Please include the final fee and expense table and expense examples in your response to our comments.

Response: The Fund’s final fee and expense tables will appear as follows:

Fees and Expenses of the Fund

The tables below describe the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of the sale proceeds or the original offering price)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.25%
Distribution and/or Shareholder Service (12b-1) Fees	0.00%
Other Expenses[1]	0.83%
Total Annual Fund Operating Expenses	1.08%

Less Fee Waivers and/or Expense Reimbursements[2]	(0.38)%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	0.70%

[1]	Other Expenses are based on estimates for the current fiscal year.
[2]

The Fund’s investment adviser, SSGA Funds Management, Inc. (the “Adviser” or “SSGA FM”), is contractually obligated until April 30, 2023 (i) to waive up to the full amount of the advisory fee payable by the Fund, and/or (ii) to reimburse the Fund to the extent that Total Annual Fund Operating Expenses (exclusive of non-recurring account fees, interest, taxes, and extraordinary expenses) exceed 0.70% of average daily net assets on an annual basis. This waiver and/or reimbursement may not be terminated prior to April 30, 2023 except with approval of the Fund’s Board of Trustees.

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The calculation of costs for the one-year period takes into account the effect of any current contractual fee waivers and/or reimbursements; and the calculation of costs for the remaining period takes such fee waivers and/or reimbursements into account only for the first year of each such period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	3 years
$72	$306

6.

Comment: Reference is made to the disclosure in the Section titled “Principal Investment Strategies” that states “SSGA Funds Management, Inc. (the “Adviser”) attempts to invest the Fund’s assets across higher income-generating sectors while making adjustments to the portfolio to manage risk through different credit cycles.”

a.

Please add disclosure that elaborates on how the “higher income-generating sectors” are identified. If the Fund expects to invest significantly in any particular sector, please add corresponding strategy and risk disclosure.

Response: The Fund will revise the disclosure as follows in response to this comment and the following two comments (added language in blue underline; deleted language in red strikethrough):

b.

The Fund seeks to achieve its investment objective by investing under normal circumstances at least 65% of its net assets in income securities of varying maturities. SSGA Funds Management, Inc. (the “Adviser”) attempts to ~~invest~~diversify the Fund’s assets across ~~higher~~ income-generating ~~sectors~~types of securities while making adjustments to the portfolio to manage risk through different credit cycles based on the Adviser’s risk/return forecasts. The Fund seeks to ~~reduce~~manage volatility through portfolio diversification across ~~sectors~~ different income-generating securities and manage~~managing~~ exposures to duration, credit rating/quality, geography, maturity and different parts of the capital structure of issuers in which the Fund invests.

7.	Comment: Please add disclosure that clarifies the meaning of “adjustments to the portfolio to manage risk through different credit cycles.”

Response: Please see the Fund’s response above. The Fund will clarify this phrase by adding a reference to the Adviser’s “risk/return forecasts.”

8.

Comment: Reference is made to the disclosure in the Section titled “Principal Investment Strategies” that states “The Fund seeks to reduce volatility through portfolio diversification across sectors and managing exposures to duration, credit rating/quality, geography, maturity and different parts of the capital structure of issuers in which the Fund invests.” Reference is also made to the disclosure in the same section that reads “The Fund may invest up to 80% of its net assets in high yield securities…” and “The Fund may invest up to 75% of its net assets in income securities and instruments of emerging market countries.” Please supplementally explain how investments in high yield securities and investments in emerging markets are consistent with the concept of reducing volatility referenced in the first sentence.

Response: The Fund will revise its disclosure to change “reduce volatility” to “manage volatility.” Supplementally, the Adviser intends to build an income-oriented portfolio that includes assets in addition to high yield corporate bonds, so it manages volatility by investing in investment grade bonds that introduce more interest rate sensitivity and mortgage-backed securities that introduce more cash flow sensitivity to reduce the Fund’s exposure to default risk associated with the high yield corporate bonds.

9.

Comment: Please specify what criteria the Fund will consider in selecting the duration of the securities it holds. For example, if the Fund can invest in securities of any duration, please add disclosure stating that. Or, if the Fund has a duration target, please add disclosure stating that.

Response: The Fund will add disclosure that it can invest in securities of any duration.

10.

Comment: Reference is made to the disclosure in the Section titled “Principal Investment Strategies” that states “The Fund’s investments may include, but are not limited to, income securities of any credit rating…” Please delete “but are not limited to.”

Response: In response to this comment, the Fund will delete “but are not limited to” from the quoted sentence.

11.	Comment: Reference is made to the disclosure in the Section titled “Principal Investment Strategies” that states “The Fund may also invest up to 10% of its net assets in convertible securities…”

a.

If the Fund will invest in contingent convertible securities (“CoCos”), please consider adding additional disclosure regarding these instruments. The type and location of the disclosure should depend on the extent and characteristics of the CoCos (e.g., their credit quality and conversion triggers). If CoCos are or will be a principal investment strategy of the Fund, please provide a description of them and appropriate risk disclosure.

Response: The Trust confirms that the Fund does not intend to invest in CoCos as part of its principal investment strategy.

b.	Please inform the Staff supplementally whether the Fund intends to invest in CoCos and, if so, the expected amount.

Response: Please see the response to Comment 10(a) above. CoCos are expected to constitute less than 1% of the Fund’s holdings. The Fund intends to get exposure to preferred securities by investing in one or more underlying exchange traded funds that may have exposure to CoCos through the exchange traded fund’s reference index holdings.

c.	Please also inform the Staff supplementally that CoCos will not be counted as equity securities for purposes of the Fund’s 80% test.

Response: Please see the response to Comment 10(a).

12.

Comment: Please include a separate line item for Acquired Fund Fees and Expenses in the Fund Operating Expenses table if such expenses related to the Fund’s investments in exchange traded funds (“ETFs”) exceed one basis point. Otherwise, please confirm that the line item “Other Expenses” includes such fees and expenses, if any.

Response: The Trust confirms that Acquired Fund Fees and Expenses are not expected to exceed one basis point and that the line item “Other Expenses” will include such fees and expenses, if any.

13.	Comment: If the Fund intends on investing principally in distressed or defaulted securities, please add appropriate principal investment strategy and risk disclosure.

Response: The Fund does not intend on investing principally in distressed or defaulted securities.

14.

Comment: Reference is made to the disclosure in the Section titled “Principal Investment Strategies” that states “The Fund may invest up to 75% of its net assets in income securities and instruments of emerging market countries.” Please consider clarifying to distinguish whether the 75% policy applies to each of income securities and emerging market countries, or the two combined.

Response: The Fund will revise the disclosure as follows in response to this comment and the following comment (added language in blue underline; deleted language in red strikethrough):

“The Fund may invest up to 75% of its net assets in income securities ~~and instruments~~ of issuers domiciled in emerging market countries.”

15.

Comment: Reference is made to the disclosure in the Section titled “Principal Investment Strategies” that states “The Fund may invest, without limitation, in derivative instruments, such as forwards, options, futures and swaps.” Please delete the words “such as.” Please disclose for what purpose the Fund will use derivatives, consistent with the Letter from Barry D. Miller to Karrie McMillan (July 30, 2010) (the “Barry Miller Letter”).

Response: In response to this comment, the Fund intends to revise the relevant disclosure as follows (added language in blue underline; deleted language in red strikethrough):

The Fund may invest, without limitation, in derivative instruments, ~~such as~~which the Fund currently expects would include ~~fixed~~ income-related forwards, options, futures and swaps. The Fund expects to use such instruments primarily to adjust market exposures (including duration and yield curve), to gain broad income market exposures pending investments of cash, or to reduce market exposures pending the sales of securities. The Fund may also enter into foreign currency futures, forward contracts, and options to hedge currency risk.

16.	Comment: Please add Item 4 or Item 9 disclosure regarding how SSGA Funds Management determines to sell an investment.

Response: The Fund will add the following statement to its Item 9 Principal Investment Strategy disclosure in response to this comment:

“The Fund generally seeks to buy and hold securities but may sell securities (i) if there is significant deterioration in the investment case for a particular issuer, (ii) to generate liquidity or (iii) for other portfolio management purposes deemed appropriate by the Adviser.”

17.	Comment: Please add risk disclosure that corresponds to each of the instruments that the Fund intends on investing in as discussed in the principal investment strategy.

Response: In response to this comment, the Fund intends to add additional risk disclosure related to short sales and collateralized loan obligations, as reflected in Appendix A to this letter.

18.	Comment: Please add Item 4 or Item 9 risk disclosure specific to the derivative instruments discussed in the principal investment strategy.

Response: The Fund has reviewed its disclosure and believes it is appropriate in light of the nature of the Fund’s intended use of derivatives. The Fund does not intend to make any changes to its risk disclosure in response to this comment.

19.

Comment: The Staff notes that depositary receipts are mentioned in Non-U.S. Securities Risk. Please add a reference to depositary receipts in the principal investment strategy and add specific risk disclosure regarding depositary receipts.

Response: The Fund will revise its disclosure as follows in response to this comment:

The Fund may invest in such income securities of issuers located in the United States and non-U.S. countries, including emerging market entities and may obtain exposure to non-U.S. countries directly or indirectly, such as through investment in depositary receipts.

20.

Comment: The Staff notes that Equity Investing Risk is included as a principal risk. If investment in equity securities is part of the Fund’s strategy, please add corresponding disclosure to the principal investment strategy. Otherwise, please remove the risk disclosure.

Response: The Fund will revise its disclosure to remove the Equity Investment Risk.

21.

Comment: The Staff notes that Exchange Traded Products Risk is included as a principal risk. If investment in exchange traded products (“ETPs”) is part of the Fund’s strategy, please add corresponding disclosure to the principal investment strategy. Please also revise the risk disclosure to distinguish between the risks of ETPs and ETFs.

Response: The Fund has reviewed its risk disclosure and believes it is appropriate in light of the Fund’s expected investments. The Fund discloses in its principal investment strategy that it may invest in ETFs, which are a type of ETP, and are adequately covered by the Fund’s broader risk disclosure addressing the risks of investments in ETPs.

22.

Comment: The Staff notes that Affiliated ETP Risk is included as a sub-risk to ETP risk in the Fund’s principal risks. If investment in affiliated ETPs is part of the Fund’s strategy, please add corresponding disclosure to the principal investment strategy.

Response: The Fund will revise its principal investment strategy disclosure as follows in response to this comment:

The Fund may invest in exchange-traded funds (“ETFs”), a type of pooled investment vehicle, including ETFs advised or distributed by the Adviser, in order to manage cash positions or seek exposure to certain markets or market sectors.

23.

Comment: The Staff notes that Portfolio Turnover Risk is included as a principal risk. If frequent purchases and sales are part of the Fund’s strategy, please add corresponding disclosure to the principal investment strategy.

Response: Since the Fund is new and does not yet have a portfolio turnover rate, the Fund believes including Portfolio Turnover Risk is appropriate. Once the Fund commences investment operations and has a portfolio turnover rate, the Fund will determine whether Portfolio Turnover Risk remains a principal risk. The Fund does not believe adding related strategy disclosure is appropriate, since, while high portfolio turnover is a potential outcome of the Fund’s investment strategy, the Fund does not intend to pursue high turnover as part of its principal investment strategy.

24.	Comment: Please consider whether a specific new fund risk should be added to the Fund’s principal investment risks.

Response: The Registrant does not believe that the fact that the Fund is new warrants the inclusion of specialized principal risk disclosure and therefore does not intend to make any changes in response to this comment.

25.	Comment: Please supplementally inform the Staff of the broad-based index that will be used to compare the Fund’s performance against in the “Fund Performance” Section.

Response: The Fund intends to compare its performance against the Bloomberg US Aggregate Bond Index.

26.	Comment: Please ensure the Debt Securities Risk disclosure included in the “Additional Information About Risks” Section, appropriately addresses credit risk and extension risk.

Response: The Fund believes that credit risk is appropriately addressed by “Debt Securities Risk” and the separate risk factor, “Counterparty Risk.” The Fund believes that extension risk is addressed by the following sentence included in Debt Securities Risk: “To the extent that interest rates rise, certain underlying obligations may be paid off substantially slower than originally anticipated and the value of those securities may fall sharply.”

27.	Comment: Please revise references to “illiquid securities” to “illiquid investments” throughout the Registration Statement in line with Rule 22e-4 under the 1940 Act.

Response: The Fund will make the requested change.

28.

Comment: Please consider whether LIBOR Risk should be characterized as a principal risk given that the principal investment strategy says the Fund may invest in senior loans and floating rate instruments.

Response: The Fund believes that its current approach to this risk disclosure—which involves non-principal risk disclosure in the Prospectus and additional risk disclosure in the Statement of Additional Information—is appropriate and does not intend to make any changes in response to this comment.

29.

Comment: With respect to the statement that “The Fund expects to invest cash collateral in a pooled investment vehicle advised by the Adviser” included in the Item 9 Securities Lending Risk, please clarify that cash collateral will be invested in short-term highly liquid instruments.

Response: The Fund intends to revise its disclosure as follows in response to this comment:

The Fund expects to invest cash collateral in a pooled investment vehicle advised by the Adviser. The cash collateral investment vehicle will generally invest in a variety of short-term, highly liquid investments as consistent with applicable law.

Statement of Additional Information

30.	Comment: With respect the Section titled Fundamental Investment Restrictions, please amend the second sentence to reflect that a majority of outstanding voting securities may mean either (1) or (2).

Response: In response to this comment the Fund will revise the disclosure as shown below.

A “majority of the outstanding voting securities” is defined in the 1940 Act to mean the affirmative vote of the lesser of: (1) more than 50% of the outstanding shares of the Fund; ~~and~~or (2) 67% or more of the shares present at a meeting if more than 50% of the outstanding shares are present at the meeting in person or by proxy.

31.	Comment: Please disclose the Fund’s diversification policy in the Section titled “Fundamental Investment Restrictions.” See Item 16(c)(1) of Form N-1A.

Response: In response to this comment, the Fund will add the following disclosure to the Section titled “Fundamental Investment Restrictions”:

The Fund is a ‘diversified’ fund within the meaning of Section 5 of the 1940 Act. A diversified fund meets the following requirements: At least 75 percent of the value of its total assets is represented by cash and cash items (including receivables), government securities, securities of other investment companies, and other securities for the purposes of this calculation limited in respect of any one issuer to an amount not greater in value than 5 percent of the value of the total assets of such management company and to not more than 10 percent of the outstanding voting securities of such issuer.

32.

Comment: With respect to Fundamental Investment Restriction 6, please note that the Staff has taken the position that a fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the Fund will consider the concentration of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

Response: The Fund does not intend to make the requested change. The Fund is not aware of any requirement to “look through” its investments in an investment company to the underlying holdings of the investment company for purposes of determining compliance with its policy on concentrating its investments in any one industry.

33.

Comment: Please disclose that the Fund intends to look through a private activity municipal bond whose principal and interest payments are principally derived from the assets and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated when applying the Fund’s concentration policy.

Response: The Fund does believes its current disclosure is consistent with Investment Company Act Release No. 9785 (“Release 9785”) and does not intend to make any changes in response to this comment. Release 9785, in discussing diversification, states that “[t]he identification of the issuer for purposes of Section 5(b)(1) depends on the terms and conditions of the security. When the assets and revenues of an agency, authority, instrumentality or other political subdivision are separate from those of the government creating the subdivision and the security is backed only by the assets and revenues of the sub-division, such subdivision would be deemed to be the sole issuer for purposes of Section 5(b)(1). Similarly, in the case of an industrial development bond, if that bond is backed only by the assets and revenues of the nongovernmental user, then such nongovernmental user would be deemed to be the sole issuer for purposes of Section 5(b)(1).” Discussing concentration, Release 9785 states that “the statement of policy required by Section 8(b)(1)(E) of the Act as to concentration of investment in an industry or group of industries is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” Release 9785 does not address the treatment of a tax-exempt bond for purposes of diversification or concentration in the event that it is backed principally, but not solely, by a nongovernmental user. In this circumstance, consistent with the guidance in Release 9785, the Fund would expect to determine the issuer of the security for purposes of Fundamental Investment Restriction number 6 based on the “terms and conditions of the security,” which may include an assessment of a number of factors, including the proportion of the principal and interest payments that are backed by a government, or political subdivision thereof, compared to the proportion of payments that are backed by a non-governmental user.

Declaration of Trust Comment

34.

Comment: Reference is made to Article III Section 5 of the Declaration of Trust (the “DOT”), Derivative Claims. Please add disclosure to the prospectus stating that the DOT requires shareholders to make a pre-suit demand in order to bring a derivative claim.

Response: The Fund will consider revising its disclosure in response to this comment in connection with the next annual update to their registration statement.

*        *        *

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann

Appendix A

Short Sales - Item 4 and 9 Risk Disclosure

Short Sales. The Fund may engage in “short sale” transactions. A short sale involves the sale by a Fund of an instrument or security that it does not own with the hope of purchasing the same security at a later date at a lower price. Short sales are designed to profit from a decline in the price of a security or instrument. A Fund will lose value if the security or instrument that is the subject of a short sale increases in value. This is the opposite of traditional “long” investments where the value of a Fund increases as the value of a portfolio security or instrument increases. The Fund also may enter into a short derivative position through a futures contract, swap agreement, structured note, or short positions on currency forwards.

Collateralized Loan Obligations

Item 4:

Collateralized Debt Obligations Risk: The risks of an investment in a collateralized debt obligation depend largely on the type of the collateral securities and the class of the debt obligation in which the Fund invests. Collateralized debt obligations are generally subject to many of the same risks of investing as debt securities and asset-backed securities, including credit, interest rate, valuation, liquidity, prepayment and extension risks. These securities also are subject to risk of default on the underlying assets, particularly during periods of economic downturn.

Item 9:

Collateralized Debt Obligations Risk. The risks of an investment in a collateralized debt obligation depend largely on the type of the collateral securities and the class of the debt obligation in which the Fund invests. Collateralized debt obligations are generally subject to many of the same risks of investing as debt securities and asset-backed securities, including credit, interest rate, valuation, liquidity, prepayment and extension risks. These securities also are subject to risk of default on the underlying assets, particularly during periods of economic downturn.

Collateralized Bond Obligation Risk. The pool of high yield securities underlying collateralized bond obligations is typically separated into groupings called tranches representing different degrees of credit quality. The higher quality tranches have greater degrees of protection and pay lower interest rates. The lower tranches, with greater risk, pay higher interest rates.

Collateralized Loan Obligation Risk. The risks of an investment in a collateralized loan obligation depend largely on the type of the collateral securities and the class of the debt obligation in which a Fund invests. Collateralized loan obligations are generally subject to credit, interest rate, valuation, liquidity, prepayment and extension risks. These securities also are subject to risk of default on the underlying asset, particularly during periods of economic downturn. Collateralized loan obligations carry additional risks including, but not limited to, (i) the possibility that distributions from collateral securities will not be adequate to make interest of other payments, (ii) the collateral or default, (iii) a Fund may invest in obligations that are subordinate to other classes, and (iv) the complex structure of the security may not be fully understood at the time of investment and produce disputes with the issuer or unexpected investment results.

Collateralized Mortgage Obligation Risk. The expected average life of collateralized mortgage obligations (“CMOs”) is determined using mathematical models that incorporate prepayment assumptions and other factors that involve estimates of future economic and market conditions. These estimates may vary from actual future results, particularly during periods of extreme market volatility. Further, under certain market conditions, the average weighted life of certain CMOs may not accurately reflect the price volatility of such securities. For example, in periods of supply and demand imbalances in the market for such securities and/or in periods of sharp interest rate movements, the prices of CMOs may fluctuate to a greater extent than would be expected from interest rate movements alone. CMOs issued by private entities are not obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities and are not guaranteed by any government agency, although the securities underlying a CMO may be subject to a guarantee. Therefore, if the collateral securing the CMO, as well as any third party credit support or guarantees, is insufficient to make payments when due, the holder could sustain a loss.